January 15, 2024

Blaise Rhodes

Rufus Decker

Division of Corporate Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Paysafe Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Form 6-K filed November 14, 2023

File No. 001-40302

Dear Ms. Rhodes and Mr. Decker:

On behalf of Paysafe Limited (the “Company,” “Paysafe,” “we,” or “us”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated December 7, 2023 (the “Comment Letter”) related to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and the Form 6-K filed November 14, 2023. For the convenience of the Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s response. Attached as Exhibit A to this letter is a copy of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter. Additions are shown in underline and deletions are marked as strikethrough.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

1.
Please disclose the earnings per share information for each period presented on the face of your statements of comprehensive loss. Refer to ASC 260-10-45-2.

Basic and diluted earnings per share for the periods ended December 31, 2022, 2021 and 2020 were ($30.78), ($1.84) and ($2.10), respectively. The Company acknowledges that these amounts were included in Note 3 of the financial statements in the prior years rather than the face of the financial statements.

Paysafe began including earnings per share information in its interim unaudited consolidated statements of comprehensive loss, starting with the interim period ended March 31, 2023 filed on Form 6-K on May 16, 2023, in order to comply with ASC 260-10-45-2. The Form 20-F for the fiscal year ended December 31, 2023, the earnings release for the quarter ending December 31,

2023 to be furnished on Form 6-K and future filings will also include earnings per share information for each period on the face of the consolidated statement of comprehensive loss.

Consolidated Statements of Cash Flows, page F-10

2.
Please tell us and disclose whether funds payable and amounts due to customers are amounts that must be refunded to the customer or remitted to a third party. Also, tell us how you determined an increase in funds payable and amounts due to customers is an operating cash inflow, rather than a financing cash inflow that is more akin to a borrowing. In addition, tell us how you determined a decrease in funds payable and amounts due to customers is an operating cash outflow, rather than a financing cash outflow. Refer to ASCs 230-10-45-16(a), 230-10-45-17(f), 230-10-45-14(b) and 230-10- 45-15(b).

Mainly within our Digital Wallets segment, the funds from the customer to the merchant flow through Paysafe. We refer to this as “in the flow of funds” as Paysafe holds these funds in our own bank accounts on behalf of the customer, until they are due to a merchant. The liability is to the customer for funds held on behalf of the customer (i.e., wallet/voucher balances) prior to being used. The wallet/voucher balances can be used with a merchant at any time by the customer holding the wallet or voucher. If the customer holds a wallet, these funds can also be withdrawn at any time. A liability becomes due to the merchant when the customer uses the wallet or voucher to make a purchase from the merchant. In the remainder of our Digital Wallets segment, and when we are in the flow of funds within our Merchant Solutions segment, this represents funds owed to the merchants for transactions processed by Paysafe. The Company will revise the funds payable and amounts due to customers disclosure in Note 1 of the FY 2023 Form 20-F to provide greater detail regarding the nature and types of amounts included in this account. The revised disclosure to be prospectively included in Note 1 is as follows:

i.
Note 1: Funds Payable and Amounts Due to Customers

When electronic money (“e-money”) is issued, the Company recognizes a liability ~~upon the issuance of e-money to its customers and merchants~~ to the customer equal to the amount of ~~electronic~~ e-money that has been issued. The liability is due to the customer prior to the funds being used.

In addition, where the Company is in the flow of funds in the transaction settlement cycle, a liability is recognized for the amount ~~to be settled to merchants~~ owed to the merchants. A majority of these transactions are net settled, whereby the amounts due to merchants are settled net of the revenue transaction fees owed by the merchant.

These liabilities are presented as “Funds payable and amounts due to customers” in the Company’s Consolidated Statements of Financial Position.

Within our core Digital Wallets business (Digital Wallets segment), when the customer deposits e-money into its wallet, Paysafe records a liability for the “Funds payable and amounts due to customers” and the funds are recorded as “Customer accounts and other restricted cash, net” (or “Settlement receivables, net” for funds in transit). As a licensed e-money issuer Paysafe has the obligation to store, safeguard and process transactions on behalf of its clients. When the customer initiates a transaction (i.e. deposits funds using a payment service provider, makes a purchase from a merchant, etc.), Paysafe recognizes revenue related to digital wallet services and cost of services

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to the payment service provider that processed the transaction. When we settle with the payment service provider, we settle net of the fees owed which is recorded against “Settlement receivables, net.”

Within our eCash business (Digital Wallets segment), when the customer purchases a voucher, Paysafe records a liability for “Funds payable and amounts due to the customer” and a cost of sale to the distributor that processed the transaction on behalf of Paysafe. For the majority of transactions, the funds we receive from the distributors are net of these costs. Before receipt, these funds are recorded as “Settlement receivables, net,” and following receipt, these funds are reclassified to “Customer accounts and other restricted cash, net.” When the customer uses its voucher with a merchant, Paysafe recognizes revenue from the merchant for providing digital wallet services related to that transaction and funds payable becomes due to the merchant. When we settle with the merchant, we settle net of this revenue for the majority of the transactions.

Within our Merchant Solutions segment, when we are in the flow of funds in the transaction settlement cycle, a liability for “Funds payable and amounts due to customers” is recognized for the amount to be settled to merchants, net of revenue recognized for the payment processing services provided. Concurrently, “Settlement receivables, net” and cost of services is recorded. The funds flow through the Company and to the merchant after the transaction has occurred which is recorded in “Customer accounts and other restricted cash, net”. A majority of these transactions are net settled, whereby the amounts due to merchants are settled net of the revenue transaction fees owed by the merchant.

Based on the above net settlement process, settlement receivables and funds payable and amounts due to customers are similar to trade receivables and trade payables which are considered working capital movements as the balances are directly related to revenue and cost of sales and the cash flow movements are directly related to our operations.

In determining that the change in funds payable and amounts due to customers is an operating cash flow, rather than a financing cash flow, we considered the definitions of “financing activities” and “operating activities” in ASC 230-10-20, the examples of cash inflows from financing activities in ASC 230-10-45-14 and cash outflows for financing activities in ASC 230-10-45-15, and the examples of cash inflows from operating activities in ASC 230-10-45-16 and cash outflows for operating activities in ASC 230-10-45-17. As described in further detail above, these cash flows directly stem from activities that relate to providing services and the cash effects of transactions that enter into the determination of net income. We view the collection of the cash from the customer, and remittance to the customer or merchant to be part of the cash flow directly related to providing our digital wallet and payment processing services and generating revenue in accordance with ASC 230-10-45-16. As such, we believe the presentation within operating for the “funds payable to a customer” is appropriate as the Company views the collection and remittance of funds to be an integral part of providing its service offering.

While the Company believes its policy of presenting the funds payable activity within operating is appropriate and acceptable, the Company also acknowledges that another acceptable presentation alternative could be to present such activity within financing activities. The technical argument supporting financing is to view the collection of funds from the customer as akin to a borrowing, consistent with ASC 230-10-45-14.b. Likewise, the settlement of the funds payable to a customer could be viewed as a “repayment of amounts borrowed” in accordance with ASC 230-10-45-15.b.

Notwithstanding the alternative view of financing presentation, the Company believes that presentation within operating is also acceptable for the reasons outlined above. We further believe

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that, in substance, the cash flow associated with funds payable is more akin to an operating activity as the funds are obtained for purposes of earning revenue as opposed to raising capital. As such, we believe continued presentation within operating for future filings is appropriate.

3.
Please tell us and disclose in greater detail the nature and types of amounts included in customer accounts and other restricted cash, net. Quantify the different types of amounts. Also, tell us how you determined you have control over the amounts included in customer accounts and other restricted cash, net, including whether you (a) have the ability to direct how and when the funds would be used, (b) have physical possession of the funds and/or (c) hold the funds in a bank account in your name and you can transact in this account at any time. Refer to ASCs 230-10-50-7 and 230-10-45-4, Rule 5-02(1) of Regulation S-X and BC9 in ASU 2016-18.

As part of the settlement cycle, the Company receives customer funds either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. The Company operates and holds customer funds in both regulated and non-regulated entities.

For the fiscal years ended December 31, 2022 and 2021, approximately $1,646,307 thousand and $1,011,375 thousand, respectively, represented e-money issued, and approximately $220,669 thousand and $259,448 thousand, respectively, represented funds within the transaction settlement cycle. In addition, for the fiscal year ended December 31, 2021, $387,456 thousand of cash was held in escrow related to the draw down of the USD Incremental Term Loan (as defined in the Form 20-F for the fiscal year ended December 31, 2022) which was included within "Customer accounts and other restricted cash, net". This cash was restricted from use until the completion of the SafetyPay acquisition which was completed in the first quarter of 2022 as disclosed in the Form 20-F for the fiscal year ended December 31, 2022.

For regulated entities, the amounts included in "Customer accounts and other restricted cash, net" reflect those required to be segregated in safeguarded bank accounts, pursuant to the rules of the UK Financial Conduct Authority and Central Bank of Ireland in order to cover the liabilities classified as “funds payable and amounts due to customers.” These funds represent both e-money and funds held on behalf of customers/merchants prior to settlement. The safeguarded bank accounts are in Paysafe’s name and Paysafe has the ability to transfer and direct the use of the funds. However, if Paysafe were to spend these funds, it would need to obtain a letter of credit or transfer its own funds into these safeguarded accounts due to the above-mentioned regulations. The excess funds held on behalf of customers and merchants, beyond what is required to be segregated/safeguarded, are transferred to “Cash and cash equivalents” at the end of each reporting period. The total amount of "Customer accounts and other restricted cash, net" held within regulated entities is present in both the Merchant Solutions and Digital Wallet segments, with a majority in Digital Wallets.

For non-regulated entities, a majority of the amounts included in "Customer accounts and other restricted cash, net" reflect those held on behalf of customers/merchants prior to settlement. The funds are held in separate bank accounts in Paysafe’s name, and so Paysafe is able direct the use of the funds. However, in practice, it is unlikely Paysafe would spend these funds on operations as they are needed to settle liabilities to customers and merchants as they become due. The total amount of "Customer accounts and other restricted cash, net" held within non-regulated entities is present in the Digital Wallets segment.

In accordance with ASC 230-10-50-7, ASC 230-10-45-4, and Rule 5-01(1) of Regulation S-X, and in consideration of the definition of restricted cash per BC9 of ASU 2016-18, the Company will revise the customer accounts and other restricted cash, net disclosure in Note 1 to the audited

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financials consolidated financial statements of the Form 20-F for the fiscal year ended December 31, 2023 to provide greater detail regarding the nature and types of amounts included in this account. The revised disclosure to be prospectively included in Note 1 is as follows:

i.
Note 1: Customer accounts and other restricted cash, net

~~Under~~ As part of the ~~Company’s regulatory requirements~~ settlement cycle, the Company ~~is required to safeguard~~ receives customer funds ~~that have been received~~ either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants~~. Such amounts are recorded in Customer accounts and other restricted cash in our Consolidated Statements of Financial Position, as described below.~~ The Company operates and holds this type of customer fund in both regulated and non- regulated entities.

For regulated entities, the Company is required to comply with certain safeguarding requirements of customer funds. Depending on the underlying regulations, the Company may satisfy these safeguarding requirements either by placing ~~qualifying liquid assets~~ cash or cash equivalents in a segregated bank account, by ensuring the funds are with an authorized insurer or by obtaining guarantees from an authorized credit institution. The cash and cash equivalents held in a segregated bank account to meet these safeguarding requirements are included in “customer accounts and other restricted cash, net” and represent a majority of the balance. For non-regulated entities, all customer funds held in a segregated bank account are included within “customer accounts and other restricted cash, net.”

Customer accounts and other restricted cash, net include cash ~~on hand~~ and ~~liquid investments~~ cash equivalents with a maturity of three months or less ~~when purchased~~. The Company holds these cash and cash equivalents in its own segregated bank accounts and has the ability to direct the use of funds, even if safeguarded.

Form 6-K filed November 14, 2023

Exhibit 99.1

Third Quarter of 2023 Summary of Consolidated Results, page 2

4.
Please present GAAP net (loss) income margin, since Adjusted EBITDA margin is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33-8176.

Paysafe will revise Exhibit 99.1 in the earnings release for the quarter ending December 31, 2023, to be furnished on Form 6-K and future filings to include GAAP net (loss) income margin when Adjusted EBITDA margin is presented. Attached as Exhibit A to this letter is a copy of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter.

Non-GAAP Financial Measures Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow, page 11

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5.
Please tell us and disclose your basis for adjusting for cash paid for interest and movement in customer accounts and other restricted cash in arriving at free cash flow. Retitle your free cash flow and free cash flow conversion measures to reflect that they have additional adjustments not commonly included in arriving at free cash flow. Tell us and disclose your reconciliation from the movement in customer accounts and other restricted cash adjustment to corresponding amounts presented in the statements of cash flows. Present your operating cash flow to net (loss) income ratio, since free cash flow conversion is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33- 8176.

The Company defines “free cash flow” (“FCF”) as the money that remains after the Company pays for everyday operating expenses and capital expenditures. Free cash flow is a liquidity measure that management uses to evaluate its core operating business and its ability to meet its current and future financing and investing needs. Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash, net. As operating cash flow contains cash paid for interest, it is removed for purposes of the FCF calculation which is intended to represent an “unlevered” free cash flow. The Company will revise the title to “Unlevered free cash flow” and include this basis for adjustment in future filings where FCF is presented.

Per ASC 230-10-45-4, customer accounts and other restricted cash, net is presented as cash in the statement of cashflows. In free cash flow, customer accounts and other restricted cash, net is considered working capital. This is due to the flow of funds, whereby the movement in “Customer accounts and other restricted cash, net” is directly linked to the movement in “Settlement receivables, net” and “Funds payable and amounts due to customers.” As one increases, the other decreases over the duration of the transaction and timing of settlement and receipt. Per the definition of “free cash flow,” the above accounts are the operations of Paysafe and thus movements in these accounts should be included when calculating FCF. An exclusion of one of the three accounts would result in large swings in FCF, distorting the FCF view. Thus, “customer accounts and other restricted cash, net” movement is added back to operating cash flow in calculating the FCF. The Company will include this basis for adjustment in future filings where FCF is presented.

Paysafe will revise Exhibit 99.1 in the earnings release for the quarter ending December 31, 2023 to be furnished on Form 6-K and future filings to (i) include operating cash flow to net (loss) income ratio when free cash flow conversion is presented, (ii) retitle the free cash flow and free cash flow conversion to “Unlevered free cash flow” and “Unlevered free cash flow conversion” and (iii) disclose the calculation of balance sheet movements of customer accounts and other restricted cash, net to free cash flow. Attached as Exhibit A to this letter is a copy of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income, page 12

6.
Please tell us and disclose for each period presented the nature and amount of each discrete tax item. Also, tell us and disclose your basis for adjusting for each discrete tax item in arriving at adjusted net income. Refer to Regulation G.

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The discrete tax items identified are excluded from adjusted net income as they are non-operational or non-cash items. Discrete tax items mainly represent changes in the valuation allowance on US interest expense carried forwards, measurement-period adjustments, windfall losses on share-based compensation expense, and changes in uncertain tax positions, and in the prior year, also included the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.

The Company will expand its disclosures related to the specific discrete tax items adjusted in the FY 2023 earnings release for the quarter ending December 31, 2023 to be furnished on Form 6-K and future filings. Attached as Exhibit A to this letter is a copy of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter.

If you have any questions or further comments about this response, please contact Charlotte Anderson, SVP Securities Counsel, at charlotte.anderson@paysafe.com or (904)-603-4709.

Sincerely,

/s/ Alexander Gersh
Alexander Gersh
Chief Financial Officer
Paysafe Limited

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Exhibit A

Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2023 RESULTS;

REAFFIRMS FULL YEAR OUTLOOK

London, UK – November 14, 2023 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the third quarter of 2023.

Third Quarter 2023 Financial Highlights

(Metrics compared to third quarter of 2022)

•
Revenue of $396.4 million, increased 8%; increased 5% on a constant currency basis
•
Total Payment Volume of $35.1 billion1, increased 8%
•
Net loss attributable to the Company of $2.5 million, or ($0.04) per diluted share, compared to $1.0 million net income attributable to the Company, or $0.02 per diluted share
•
Adjusted net income of $35.3 million, or $0.57 per diluted share, compared to $29.2 million, or $0.48 per diluted share
•
Adjusted EBITDA of $116.1 million, increased 22%; increased 18% on a constant currency basis
•
Net leverage2 decreased to 5.1x as of September 30, 2023, compared to 5.8x as of December 31, 2022

Bruce Lowthers, CEO of Paysafe, commented: “Paysafe has continued to build momentum through the third quarter led by double-digit growth from our e-commerce solutions and classic digital wallets. Overall, our third quarter results reflect 8% year-over-year revenue growth, 22% Adjusted EBITDA growth and accelerated leverage reduction. These results reaffirm that the execution of our playbook is working and providing the foundation for us to deliver on our strategic initiatives and commitment to achieving our mid-term growth targets. I want to thank our extraordinary team for all their hard work as we continue to realign Paysafe in its pursuit of operational excellence.”

Strategic and Operational Highlights

•
Announced that Paysafe's Board has authorized a $50 million share repurchase program
•
Delivered fifth consecutive year-over-year quarterly revenue growth
•
Continued to progress Paysafe's sales transformation, fueling growth in enterprise-level bookings
•
Advanced Paysafe’s priorities across client experience and product innovation, including continued improvement to branded wallet portfolio, enhancing customer journey and merchant checkout experience, as well as leveraging our wallet platform to drive value, scale and expanded use cases
•
Announced a new partnership with Fanatics Betting and Gaming to offer its customers traditional card payments alongside a full suite of alternative payment methods
•
Won ‘Best Digital Wallet’ and highly acclaimed for ‘Best Payments led Financial Inclusion Initiative’ by The Digital Banker’s Global Payments Innovation Awards 2023
•
Recognized by CNBC’s list of the World’s Top FinTech Companies (Digital Payments)
•
Won 2023 ‘Payment Provider of the Year’ by Gambling.com and the American Gambling Awards

(1)
Excludes embedded wallet related volumes of $3.9 billion and $10.4 billion in the third quarter of 2023 and 2022, respectively.
(2)
Paysafe defines net leverage as the calculation of net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) of Adjusted EBITDA. For the period ending September 30, 2023, total debt was $2,514.7 million and cash and cash equivalents was $226.5 million, and LTM Adjusted EBITDA was $444.5 million, respectively. For the period ending December 31, 2022, total debt was $2,643.5 million and cash and equivalents was $260.2 million, and LTM Adjusted EBITDA was $410.0 million, respectively.

Third Quarter of 2023 Summary of Consolidated Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands) (unaudited)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Gross Profit (excluding depreciation and amortization)	$232,333	$214,178	$696,967	$654,669
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)
Net (loss) / income margin	-0.6%	0.3%	-0.7%	-164.4%

Adjusted EBITDA	$116,076	$95,470	$336,922	$302,390
Adjusted EBITDA margin	29.3%	26.1%	28.4%	27.2%
Adjusted net income attributable to the Company	$35,272	$29,152	$103,026	$103,954

Total revenue for the third quarter of 2023 was $396.4 million, an increase of 8%, compared to $366.0 million in the prior year period, reflecting 8% growth in total payment volume. Excluding an $11.9 million favorable impact from changes in foreign exchange rates, total revenue increased 5%. Revenue from the Merchant Solutions segment increased 6%, led by double-digit growth from e-commerce solutions. Revenue from the Digital Wallets segment increased 12% on a reported basis and 5% on a constant currency basis, as a decline from eCash solutions was more than offset by double-digit growth from classic digital wallets, partly reflecting the Company's initiatives to increase consumer engagement and merchant checkout conversion rates. Growth from the Digital Wallets segment was also supported by new product features and interest revenue on consumer deposits.

Net loss attributable to the Company for the third quarter was $2.5 million, compared to net income of $1.0 million in the prior year period. The decrease in net income reflects an increase in operating income, which was offset by a reduction in other income as a result of foreign exchange and fair value adjustments.

Adjusted net income for the third quarter increased 21% to $35.3 million, compared to $29.2 million in the prior year period as strong growth in Adjusted EBITDA more than offset higher expenses related to depreciation and amortization, interest and taxes.

Adjusted EBITDA for the third quarter was $116.1 million, an increase of 22%, compared to $95.5 million in the prior year period. Excluding a $3.4 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 18% compared to the prior year period. Adjusted EBITDA margin for the third quarter increased 320 basis points to 29.3%, compared to 26.1% in the prior year period, reflecting lower credit losses and operating leverage.

Third quarter net cash used in operating activities was $2.5 million, compared to $6.2 million in the prior year period, mainly reflecting the timing of working capital, as well as settlement of funds payable and amounts due to customers. Unlevered free cash flow was $105.3 million, compared to $106.5 million in the prior year period, which includes the movement in customer accounts and other restricted cash which was an increase of $99.8 million in the third quarter of 2023, compared to an increase of $110.0 million in the prior year period.

Balance Sheet

As of September 30, 2023, total cash and cash equivalents were $226.5 million, total debt was $2.5 billion and net debt was $2.3 billion. Compared to June 30, 2023, total debt decreased by $61.0 million, reflecting net repayments of $22 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2023	2022	change	2023	2022	change
Revenue:
Merchant Solutions	$216,847	$203,733	6%	$651,066	$608,848	7%
Digital Wallets	$182,855	$162,992	12%	$543,382	$509,024	7%
Intersegment	$(3,292)	$(737)	347%	$(7,851)	$(5,303)	48%
Total Revenue	$396,410	$365,988	8%	$1,186,597	$1,112,569	7%

Adjusted EBITDA:
Merchant Solutions	$57,467	$45,631	26%	$165,572	$149,282	11%
Digital Wallets	$79,930	$68,142	17%	$236,350	$212,286	11%
Corporate	$(21,321)	$(18,303)	-16%	$(65,000)	$(59,178)	-10%
Total Adjusted EBITDA	$116,076	$95,470	22%	$336,922	$302,390	11%

Adjusted EBITDA margin:
Merchant Solutions	26.5%	22.4%	410 bps	25.4%	24.5%	90 bps
Digital Wallets	43.7%	41.8%	190 bps	43.5%	41.7%	180 bps
Total Adjusted EBITDA margin	29.3%	26.1%	320 bps	28.4%	27.2%	120 bps

Full Year 2023 Financial Guidance

($ in millions) (unaudited)	Full Year 2023
Revenue	$1,595 - $1,608
Adjusted EBITDA	$454 - $462

Share Repurchase Program

Paysafe also announced today that its Board of Directors has authorized the commencement of a share repurchase program. The share repurchase program authorizes the Company to purchase up to $50 million of Paysafe’s common stock.

“This buyback program reinforces the Board’s and management’s confidence in Paysafe,” said Alex Gersh, CFO of Paysafe. “With our healthy cash flow generation and consistent progress towards reducing our net leverage ratio over the last several quarters, we believe now is the appropriate time to include share repurchases as part of our capital allocation strategy. We continue to expect the majority of our excess cash flow to be committed to de-leveraging, while we also continue to invest in innovation to drive long-term growth.”

Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. This program does not obligate the Company to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, November 14, 2023, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $130 billion in 2022, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$226,451	$260,219
Customer accounts and other restricted cash	1,291,662	1,866,976
Accounts receivable, net of allowance for credit losses of $5,496 and $10,558, respectively	163,430	159,324
Settlement receivables, net of allowance for credit losses of $5,126 and $5,398, respectively	140,273	147,774
Prepaid expenses and other current assets	103,434	60,810
Total current assets	1,925,250	2,495,103
Deferred tax assets	104,538	104,538
Property, plant and equipment, net	18,563	11,947
Operating lease right-of-use assets	25,473	35,509
Derivative asset	16,053	17,321
Intangible assets, net	1,188,622	1,291,458
Goodwill	1,990,603	1,999,132
Other assets – noncurrent	4,271	2,048
Total assets	$5,273,373	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$225,003	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,464,102	1,997,867
Operating lease liabilities – current	8,625	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	10,639	18,171
Liability for share-based compensation – current	2,543	11,400
Total current liabilities	1,721,102	2,298,435
Non-current debt	2,504,498	2,633,269
Operating lease liabilities – non-current	20,165	29,913
Deferred tax liabilities	136,132	118,791
Warrant liabilities	2,264	3,094
Liability for share-based compensation – non-current	2,927	4,942
Contingent and deferred consideration payable – non-current	8,378	8,975
Total liabilities	4,395,466	5,097,419
Commitments and contingent liabilities
Total shareholders' equity	877,907	859,637
Total liabilities and shareholders' equity	$5,273,373	$5,957,056

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Cost of services (excluding depreciation and amortization)	164,077	151,810	489,630	457,900
Selling, general and administrative	121,195	132,250	383,106	397,527
Depreciation and amortization	67,074	66,088	197,046	199,096
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiary and other assets, net	—	699	—	1,359
Operating income / (loss)	43,229	4,662	112,375	(1,890,172)
Other income, net	9,661	38,230	19,584	97,863
Interest expense, net	(38,421)	(34,631)	(112,639)	(89,013)
Income / (loss) before taxes	14,469	8,261	19,320	(1,881,322)
Income tax expense / (benefit)	17,018	7,283	27,442	(52,749)
Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Less: net income attributable to non-controlling interest	—	—	—	371
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)

Net (loss) / income per share attributable to the Company – basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Net (loss) / income per share attributable to the Company – diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Other comprehensive (loss) / income , net of tax of $0:
(Loss) / gain on foreign currency translation	(8,853)	(33,532)	1,525	(55,660)
Total comprehensive loss	$(11,402)	$(32,554)	$(6,597)	$(1,884,233)
Less: comprehensive income attributable to non-controlling interest	—	—	—	371
Total comprehensive loss attributable to the Company	$(11,402)	$(32,554)	$(6,597)	$(1,884,604)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Net (loss) / income attributable to the Company - basic	$(2,549)	$978	$(8,122)	$(1,828,944)
Net (loss) / income attributable to the Company - diluted	$(2,549)	$978	$(8,122)	$(1,828,944)

Denominator (in millions)
Weighted average shares – basic	61.6	60.6	61.3	60.5
Weighted average shares – diluted	61.6	60.7	61.3	60.5

Net (loss) / income per share attributable to the Company
Basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended
	September 30,
($ in thousands)	2023	2022
Cash flows from operating activities
Net loss	$(8,122)	$(1,828,573)
Adjustments for non-cash items:
Depreciation and amortization	197,046	199,096
Unrealized foreign exchange loss / (gain)	4,907	(49,319)
Deferred tax expense / (benefit)	17,453	(64,165)
Interest expense, net	5,392	25,393
Share-based compensation	23,061	45,248
Other income, net	(19,828)	(40,559)
Impairment expense on goodwill and intangible assets	275	1,886,223
Allowance for credit losses and other	13,857	24,792
Loss on disposal of subsidiary and other assets, net	-	1,359
Non-cash lease expense	6,686	5,505
Movements in working capital:
Accounts receivable, net	(15,857)	(24,046)
Prepaid expenses, other current assets, and related party receivables	(1,332)	(21,772)
Settlement receivables, net	2,090	(10,581)
Accounts payable, other liabilities, and related party payables	(26,623)	29,194
Funds payable and amounts due to customers	(529,888)	1,210,744
Income tax payable and receivable	(24,485)	(15,320)
Net cash flows (used in) / provided by operating activities	(355,368)	1,373,219
Cash flows in investing activities
Purchase of property, plant & equipment	(12,129)	(2,637)
Purchase of merchant portfolios	(26,749)	(38,347)
Purchase of other intangible assets	(69,393)	(67,056)
Acquisition of business, net of cash acquired	—	(424,722)
Net cash outflow on disposal of subsidiary	—	(826)
Receipts under derivative financial instruments	7,520	—
Cash outflow for merchant reserves	(24,400)	—
Other investing activities, net	(410)	—
Net cash flows used in investing activities	(125,561)	(533,588)
Cash flows from financing activities
Cash settled equity awards	(484)	(154)
Repurchases of shares withheld for taxes	(7,857)	—
Proceeds from exercise of warrants	5	3
Repurchase of borrowings	(124,344)	(31,365)
Proceeds from loans and borrowings	90,138	86,246
Repayments of loans and borrowings	(68,592)	(130,672)
Payments under derivative financial instruments, net	—	(1,305)
Payment of debt issuance costs	—	(6,261)
Proceeds under line of credit	675,000	571,600
Repayments under line of credit	(675,000)	(565,600)
Contingent consideration received	—	2,621
Contingent and deferred consideration paid	(9,210)	(16,717)
Net cash flows used in financing activities	(120,344)	(91,604)
Effect of foreign exchange rate changes	(7,809)	(284,334)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(609,082)	$463,693
Cash and cash equivalents, including customer accounts and other restricted cash, at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents, including customer accounts and other restricted cash, at end of the period	$1,518,113	$2,435,411

	Nine Months Ended
	September 30,
	2023	2022
Cash and cash equivalents	$226,451	$220,191
Customer accounts and other restricted cash, net	1,291,662	2,215,220
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,518,113	$2,435,411

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Unlevered free cash flow and Unlevered free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Unlevered free cash flow conversion is defined as unlevered free cash flow as a percentage of Adjusted EBITDA. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, Unlevered free cash flow and Unlevered free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net (Loss) / Income to Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Income tax expense / (benefit)	17,018	7,283	27,442	(52,749)
Interest expense, net	38,421	34,631	112,639	89,013
Depreciation and amortization	67,074	66,088	197,046	199,096
Share-based compensation expense	4,938	13,542	23,061	45,248
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	699	—	1,359
Other income, net	(9,661)	(38,230)	(19,584)	(97,863)
Adjusted EBITDA	$116,076	$95,470	$336,922	$302,390
Adjusted EBITDA Margin (1)	29.3%	26.1%	28.4%	27.2%

(1)
Net (loss) / income margin is the GAAP financial measure that is most comparable to Adjusted EBITDA margin. For the three months ended September 30, 2023 and 2022, Net (loss) / income margin was (0.6%) and 0.3%, respectively. For the nine months ended September 30, 2023 and 2022, Net (loss) / income margin was (0.7%) and (164.4%), respectively.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net cash (outflows) / inflows from operating activities	$(2,483)	$(6,228)	$(355,368)	$1,373,219
Capital Expenditure	(25,696)	(24,962)	(81,522)	(69,693)
Cash paid for interest	32,363	19,010	107,247	63,620
Payments relating to Restructuring and other costs	1,397	8,732	30,562	28,868
Movement in Customer Accounts and other restricted cash (1)	99,757	109,967	569,431	(1,189,690)
Unlevered Free Cash Flow	$105,338	$106,519	$270,350	$206,324
Adjusted EBITDA	116,076	95,470	336,922	302,390
Unlevered Free Cash Flow Conversion (1)	91%	112%	80%	68%

(1)
Management considers the movement in customer accounts and other restricted cash as settlement related, and have therefore offset against movements in Settlement Receivables and Funds payable and amounts due to customers. Movement in customer accounts and other restricted cash included in the reconciliation above represents the change in the balance over the respective cash flow period, adjusted for foreign exchange included in the "Effect of foreign exchange rate" line item in the Consolidated Cash Flow Statement. For the nine months ended September 30, 2022, this line item has also been adjusted for the release of cash held in escrow for the SafetyPay acquisition in the amount of $387,456.
(2)
Operating cash flow to net (loss) / income ratio is the GAAP financial measure that is most comparable to Unlevered free cash flow conversion. For the three months ended September 30, 2023 and 2022, Operating cash flow to net (loss) / income ratio was 97% and (637%), respectively. For the nine months ended September 30, 2023 and 2022, Operating cash flow to net (loss) / income ratio was 4375% and (75%), respectively.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Cost of services (excluding depreciation and amortization)	164,077	151,810	489,630	457,900
Depreciation and amortization	67,074	66,088	197,046	199,096
Gross Profit (1)	$165,259	$148,090	$499,921	$455,573
Depreciation and amortization	67,074	66,088	197,046	199,096
Gross Profit (excluding depreciation and amortization)	$232,333	$214,178	$696,967	$654,669

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)
Other non-operating income, net (1)	(7,274)	(39,802)	(12,852)	(103,821)
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Amortization of acquired assets (2)	34,094	41,479	101,862	127,028
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	699	—	1,359
Share-based compensation expense	4,938	13,542	23,061	45,248
Discrete tax items - valuation allowance (3)	10,780	7,799	15,533	10,223
Discrete tax items - other (3)	3,533	(3,136)	9,665	1,416
~~Discrete tax items (3)~~	~~14.313~~	~~4,663~~	~~25.198~~	~~11,639~~
Income tax benefit on non-GAAP adjustments (4)	(9,085)	(2,886)	(30,561)	(95,414)
Adjusted net income attributable to the Company	$35,272	$29,152	$103,026	$103,954
(in millions)
Weighted average shares - diluted	61.6	60.7	61.3	60.5
Adjusted diluted impact	0.1	0.0	0.3	0.1
Adjusted weighted average shares - diluted	61.7	60.7	61.6	60.6

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and loss on contingent consideration and gain / loss on foreign exchange. For the three and nine months ended September 30, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
~~Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.~~ Discrete tax items mainly represent changes in the valuation allowance on US interest expense carried forwards. Other discrete tax items relate to measurement period adjustments, windfall losses / (gains) on share-based compensation expense, changes in uncertain tax positions, and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax benefit on non-GAAP adjustments reflects the ~~tax impact of the non-GAAP adjustments to net loss attributable to the Company to calculate adjusted net income~~ tax benefit of taxable adjustments using the tax rate of the applicable jurisdiction.

Adjusted Net Income per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$35,272	$29,152	$103,026	$103,954
Adjusted net income attributable to the Company - diluted	$35,272	$29,152	$103,026	$103,954
Denominator (in millions)
Weighted average shares – basic	61.6	60.6	61.3	60.5
Adjusted weighted average shares – diluted (1)	61.7	60.7	61.6	60.6
Adjusted net income per share attributable to the Company
Basic	$0.57	$0.48	$1.68	$1.72
Diluted	$0.57	$0.48	$1.67	$1.72

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and nine months ended September 30, 2023 and 2022 has been adjusted to include the dilutive effect of the Company's restricted stock units.